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                                                                  Exhibit (a)(8)

Press release


         ALCATEL TO ACQUIRE XYLAN, CREATING NEW LEADER IN VOICE AND DATA
             SOLUTIONS FOR ENTERPRISE AND SERVICE PROVIDER NETWORKS


Paris, France & Calabasas, California - March 2, 1999 - To extend its technology lead in the fast growing market for voice and data networks, Alcatel (NYSE: ALA) today announced it has entered into a definitive agreement to acquire Xylan Corporation (NASDAQ: XYLN) for $37 a share. The transaction is valued at approximately $2.0 billion.

This acquisition will be made by a cash tender offer for all outstanding shares. The tender offer will commence by Monday, March 8 and will be scheduled to expire 20 business days thereafter. Completion of the acquisition is subject to 90% of the shares being tendered, the expiration or termination of applicable waiting periods under appropriate antitrust laws, and other customary conditions. All shares not purchased in the tender offer will be acquired by merger for cash at the same price per share. The deal is expected to be completed in the beginning of April 1999.

"Alcatel has devised and is implementing a comprehensive strategy to become a key worldwide player in the Internet field, capitalizing on its leadership position in major telecommunications markets and technologies. This strategy encompasses the targeted acquisitions of leading IP-focused companies, leveraging Alcatel's strengths to leapfrog competition. A major step is the acquisition of Xylan, a long-time partner, which I am happy to announce today", said Serge Tchuruk, Chairman and CEO of Alcatel. "The combined Alcatel/Xylan strengths in voice and data networking for enterprises will constitute a very powerful force in world corporate markets. In addition, Xylan technologies for carriers' data networks will remarkably complement other actions underway to build a leading Alcatel offering for converged voice/data carriers' networks."

Xylan provides Alcatel with a superior portfolio of data switching equipment and a fast-growing position in the enterprise data market, where Xylan is developing well above market trends. The combined Alcatel/Xylan product offering will surpass competition in the enterprise market, both in terms of performance and spread of functionalities. Xylan's strong inroads in the carriers' markets, in particular, managed LAN services and the forthcoming traffic aggregation equipment, will substantially enhance solutions developed by Alcatel for service providers.

"In the face of industry giants, Xylan has grown beyond anyone's expectations over the last five years because we've offered the best technology available.
The synergies from
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combining that technology with Alcatel's resources will provide a dramatic boost to Xylan's future success," said Steve Kim, president and chief executive officer of Xylan.

"We are very pleased to expand the partnership we began four years ago with Xylan. Alcatel has delivered Xylan products throughout the world and is one of Xylan's leading partners," said Olivier Houssin, executive vice president of Alcatel Telecom. "We are confident that we will be able to effectively integrate Xylan into the Alcatel organization and rapidly bring its products to an expanded market. In particular, it is our plan to continue to sell Xylan products through their existing distribution channels. In addition, the Xylan acquisition gives Alcatel access to the enterprise market in the U.S. and will allow our Group to play a leading role in the integrated voice/data private networking market in North America."

A NEW CENTER FOR ALCATEL ENTERPRISE DATA NETWORKING

Xylan will become the center of competence for all of Alcatel's enterprise data networking solutions. Xylan's expertise will be combined with Alcatel's leadership in enterprise voice networks to provide converged voice/data solutions.

Alcatel recently announced its 4400 IP PCX (private communications exchange), a full-blown IP-based communication platform, which includes voice application servers, unified messaging, Web-enabled call centers, IP telephones, and other applications. Combining this with Xylan's best-of-breed enterprise switching systems gives Alcatel the power to deliver a complete integrated solution.

ADDS DEPTH TO SERVICE PROVIDER NETWORKS

Xylan will also provide key additions to Alcatel's IP and ATM solutions for service providers, focusing on Internet access, DSL data services, cable modem data services, and multi-service virtual private networks.

Xylan is currently working with more than 100 carrier customers, including Bell South and Bell Atlantic, Teleport, and Rhythms in the U.S., MetroNet in Canada, Telewest in the U.K., and Telia in Sweden. Together, Xylan and Alcatel will leverage Alcatel's presence in the carrier marketplace and Xylan's unique intelligent edge switches to offer unmatched service provider solutions.

ABOUT ALCATEL

A world leader in telecommunications systems and equipment as well as related cables and components activities, Alcatel operates in over 130 countries. Alcatel provides complete solutions and services to operators, service providers, enterprises and consumers, ranging from backbone networks to user's terminals. For more information, visit the Alcatel web at www.alcatel.com.
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ABOUT XYLAN
Xylan has been the fastest growing internetworking company in the history of the industry, acquiring more than 4,000 customers and growing total revenues to $348 million in just five years. In each of the last two years, the company has grown approximately 65%, outstripping the growth of the data networking market. More information about Xylan and its products is available at www.xylan.com.


This document may include forward-looking statements within the meaning of Safe Harbor provisions of the U.S. federal securities laws. These statements are based on current expectations, estimates and projections about the general economy and Alcatel's and Xylan's lines of business and are generally identifiable by statements containing words such as "expects," "believes," "estimates," or similar expressions. Statements related to the future performance involve certain assumptions, risks and uncertainties, many of which are beyond the control of Alcatel or Xylan, and include, among others, foreign and domestic product and price competition, cost effectiveness, changes in governmental regulations, general economic and market conditions in various geographic areas, interest rates and the availability of capital. Although Alcatel and Xylan believe their respective expectations reflected in any such forward-looking statements are based upon reasonable assumptions, they can give no assurance that those expectations will be achieved.


CONTACTS

PRESS RELATIONS
Christophe Lachnitt
Tel: +33 (0)1 40 76 12 19
christophe.lachnitt@alcatel.fr

Niall Hickey
Tel: +33 (0)1 40 76 11 56
niall.hickey@alcatel.fr

INVESTOR RELATIONS
Claire Pedini
Tel: +33 (0)1 40 76 13 93
Claire.pedini@alcatel.fr

Charlotte Laurent-Ottomane
Tel: +33 (0)1 40 76 13 30
Charlotte.Laurent-Ottomane@alcatel.fr

Stephane Mermet
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Tel: + 33 (0)1 40 76 16 04
Stephane.mermet@alcatel.fr

Michael Haase (US)
Tel: +1 972 519 68 55
mhaase@usa.alcatel.com


XYLAN CONTACTS
David Rodewald
Tel: +1 818 878 49 76
drodewald@xylan.com